


10015330



EASTMAIN

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Eastmain Completes $5M Flow-Through Financing

Toronto, Ontario, February 26, 2010. Eastmain Resources Inc. ("Eastmain") (TSX:ER) is pleased to announce that it has completed a private placement of 2,000,000 flow-through common shares at a price of $2.50 per flow-through share, for aggregate gross proceeds of $5,000,000.

Casimir Capital L.P. ("Casimir"), who acted as agent on the offering, received a finder's fee equal to 6% of the gross proceeds of the financing as well as non-transferable broker warrants entitling Casimir to subscribe, at a price of $2.00 per share, to such a number of common shares of Eastmain that are equal to 6% of the number of flow-through shares that have been issued as a result of this financing. The warrants have a term of 24 months from closing.

The placement was completed at a 78% premium to market share price at the time of closing and will increase Eastmain's treasury by one-third. Proceeds of the Offering will be used to fund exploration of the Company's Québec gold projects.

About Eastmain Resources Inc. (TSX:ER)

Eastmain is a Canadian gold exploration company with 100% interest in the Eau Claire and Eastmain gold deposits. Eastmain has in excess of $21million in working capital and holds an interest in 12 projects within the James Bay District, including the Éléonore South property, where a gold discovery has been found in a similar geologic setting to Goldcorp's Roberto deposit. Eastmain's 2010 budget is $7.5 million for gold exploration in Québec.

For further information please contact Eastmain Resources Inc.: Dr. Donald J. Robinson, President or Catherine Butella, Exploration Manager at (519) 940-4870, fax (519) 940-4871, by e-mail: info@eastmain.com or visit our website at www.eastmain.com.

Forward Looking Statements – Certain information set forth in this news release may contain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control of Eastmain, including, but not limited to the impact of general economic conditions, industry conditions, dependence upon regulatory approvals and the availability of financing. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.